UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                           TransTechnology Corporation
______________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
______________________________________________________________________________
                         (Title of Class of Securities)

                                  893889  10  5
                      _____________________________________
                                 (CUSIP Number)

                 Camille A. Morvant, II, 312 St. Louis Street,
                      Thibodaux, Louisiana, (504) 449-7500
______________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 20, 1996
                     _______________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.  [ ]

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has beneficial ownership of less than five percent of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule
13d-1(a) of the Securities and Exchange Commission for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.  893889  10  5                                      Page 2 of 8

1)    Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Person

      Estate of Lloyd Lorio
_________________________________________________________________
2)    Check the Appropriate Box if a Member of a Group:

      (a)   [ ]
      (b)   [x]
_________________________________________________________________
3)    SEC Use Only
_________________________________________________________________
4)    Source of Funds . . . OO
_________________________________________________________________
5)    Check if Disclosure of Legal Proceedings Is
      Required Pursuant to Items 2(d) or 2(e):    [ ]
_________________________________________________________________
6)    Citizenship or Place of Organization:

      State of Louisiana
_________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person with:

7)    Sole Vote Power                            421,675 shares
_________________________________________________________________
8)    Shared Voting Power                        N/A
_________________________________________________________________
9)    Sole Dispositive Power                     421,675 shares
_________________________________________________________________
10)   Shared Dispositive Power                   N/A
_________________________________________________________________
11)   Aggregate Amount Beneficially Owned
      by Each Reporting Person:                  421,675
_________________________________________________________________
12)   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares:    [x]
_________________________________________________________________
13)   Percent of Class Represented by Amount in Row (11)
                                                8.2%
_________________________________________________________________
14)   Type of Reporting Person                   OO
_________________________________________________________________

Item 1.  Security and Issuer

            This statement on Schedule 13D relates to shares of common stock, par value $0.01 per share, of TransTechnology
Corporation, a Delaware corporation (the "Corporation"), with its principal executive offices at 150 Allen Road, Liberty Corner, New Jersey 07938.

Item 2.  Identity and Background

            On January 20, 1996, the date of his death, Lloyd Lorio beneficially owned 421,675 shares of common stock, par value $0.01 per share, of the Corporation (such shares owned by Lloyd Lorio being hereinafter collectively referred to as the "Shares"). The succession of the estate of Lloyd Lorio presently is open in accordance with Louisiana law and subject to a legal proceeding styled Succession of Lloyd Lorio, Number 15,332 Probate, in the 17th Judicial District Court, Parish of Lafourche, State of Louisiana (the "Succession Proceeding"). The estate includes the Shares and all other property, rights and obligations of Lloyd Lorio as of the date of his death (the "Estate"). The Estate is the Reporting Person for purposes of this Schedule 13D.

            Prior to his death, Lloyd Lorio resided at 1226 President Street, Thibodaux, Louisiana 70301. Upon his death, Lloyd Lorio was, and had been for more than five years, retired from any occupation or employment.

            The provisional administrator of the Estate is Camille A. Morvant, II of Peltier, Morvant & Cavell, a Professional Law Corporation (the "Administrator"). The Administrator is now, and has been for more than five years, an attorney in private practice. The Administrator was qualified on March 22, 1996 in the Succession Proceeding to perform his duties. The principal office of the Administrator is 312 St. Louis Street, Thibodaux, Louisiana 70301.

            Neither the Reporting Person nor the Administrator, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

            Because the Shares became part of the Estate by operation of law, no cash or other consideration was paid by the Reporting Person for the Shares. The Administrator believes that Lloyd Lorio acquired the Shares through a combination of the use of personal funds, dividend reinvestment, and stock splits. The Administrator further believes that Lloyd Lorio's first acquisition occurred in the late 1950s and his last acquisition took place in the early 1990s.

Item 4.  Purpose of Transaction

            The Administrator believes that Lloyd Lorio acquired the Shares, and subsequently held them, solely for investment purposes. The Reporting Person acquired the Shares by operation of law upon the death of Lloyd Lorio on January 20, 1996 and then sold all but 12,500 of the Shares in several privately negotiated transactions on September 6, 1996. The Reporting Person has no present plans to acquire any additional shares of common stock of the Corporation. The Reporting Person does not now have, nor does the Administrator believe that the Reporting Person or Lloyd Lorio ever had, the intent or the capacity to influence either the policies or the management of the Corporation.

Item 5.  Interest in Securities of the Issuer

            (a) The Shares formerly beneficially owned by the Reporting Person comprised approximately 8.2% of the common stock of the Corporation, its only class of equity. The Administrator of the Estate also serves as executor of the Estate of Anna Lorio Richard, which owns approximately 79,000 shares of common stock of the Corporation (the "Richard Estate Shares"). Anna Lorio Richard, the sister of Lloyd Lorio, died on March 2, 1996. The Reporting Person expressly disclaims beneficial ownership of the Richard Estate Shares. If beneficial ownership of the Richard Estate Shares were nonetheless deemed to exist, the Reporting Person would have beneficially owned approximately 9.8% of the common stock of the Corporation.

            (b) Since January 20, 1996, the Reporting Person has had sole power to vote and dispose or direct the disposition of all of the Shares.

            (c) The Reporting Person sold all but 12,500 of the Shares in several privately negotiated transactions on September 6, 1996.

            (d) Since January 20, 1996, no person other than the Reporting Person has had the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of the Shares.

            (e) The Reporting Person ceased to be the beneficial owner of more than 5 percent of the common stock of the Corporation on September 6, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            The Reporting Person sold all but 12,500 of the Shares in several privately negotiated transactions on September 6, 1996 at a price of $16.25 per share. The transactions were all settled in cash.

Item 7.  Material to be Filed as Exhibits

            7.1 Order in Succession Proceeding dated March 22, 1996 appointing Camille A. Morvant, II as provisional administrator of the Estate.

            7.2 Order in Succession Proceeding dated September 12, 1996 authorizing the Administrator to file this Schedule 13D with the Securities and Exchange Commission.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in the statement is true, complete and correct.

Date:  September 13, 1996            /s/  Camille A. Morvant, II
                                     Name:   Camille A. Morvant, II
                                     Title:   Provisional Administrator,
                                              Estate of Lloyd Lorio

                                   EXHIBIT 7.1
                               STATE OF LOUISIANA
                               PARISH OF LAFOURCHE
                          17th JUDICIAL DISTRICT COURT
                                  ____________

SUCCESSION OF LLOYD LORIO
NO. 15,332 PROBATE
Letters of               Administration
      KNOW ALL MEN BY THESE PRESENTS, That whereas by decree of said
court rendered on the          15th          day of
     March                    , 19   96    Mr. Camille A. Morvant,
II
of the Parish of         Lafourche, State of Louisiana,
has been duly named and appointed as             Provisional Administrator
of the estate of the decedent, Lloyd Lorio.
      NOW, THEREFORE, KNOW ALL MEN BY THESE PRESENTS, That full
faith and credit are due and must be given to all the legal acts
and deeds of the said          Camille A. Morvant, II
in    his   capacity of              Provisional Administrator
in judicature and elsewhere.
      In Testimony, whereof, witness my hand and the impress of my
seal of office, this              22nd.         day of
                   March                              , 19   96.

/s/ Linda M. Chiasson
             Clerk of said Court

                                   EXHIBIT 7.2
                               STATE OF LOUISIANA
                               PARISH OF LAFOURCHE
                          17th JUDICIAL DISTRICT COURT
                                  ____________
SUCCESSION OF

LLOYD LORIO

NO. 15,332 PROBATE

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
STATE OF LOUISIANA

17th JUDICIAL DISTRICT COURT

PARISH OF LAFOURCHE                 O R D E R

      Considering the above and foregoing petition and the law in such cases made and provided:
      IT IS ORDERED AND DECREED that Camille A. Morvant, II in his capacity as the duly appointed and qualified Provisional Administrator of the succession of Lloyd Lorio, be and he is hereby authorized to execute the United States Securities and Exchange Commission Schedule 13D pertaining to the TransTechnology Corporation common stock owned by the decedent, Lloyd Lorio.
      ORDERED, GRANTED and SIGNED in Chambers in the City of Thibodaux, Parish of Lafourche, State of Louisiana, on the 12th day of the month of September, 1996.

 /s/ Jerome Barbara, III
JUDGE:  17th Judicial District
Court, Parish of Lafourche, State of
Louisiana